BONTAN CORPORATION INC.

NEWS RELEASE:

BONTAN CORPORATION INC. PROVIDES DRILLING REPORT UPDATE ON ITS LOUISIANA GAS PROJECT

TORONTO, ON – September 20, 2005, Bontan Oil & Gas Corporation, a wholly owned subsidiary of Bontan Corporation Inc. (OTCBB: BNTNF) (“Bontan”), is pleased to report the current drilling status as at September 16, 2005 with regards to its initial test well, Placide Richard No. 1:

Spud date:

August 21, 2005

Present depth:

11,813 ft. (Measured depth)

Drilled and surveyed :

from 10,415  to 11,813 ft.

Current operation:

Preparing to run wire line logs at intermediate casing point

A Mud logger has been on the location since September 4, 2005.

The initial well should reach the proposed total depth of 15,300’ within 30 days. The zones to be tested by the initial well have possible reserves of up to 50 billion cubic feet equivalent of gas (BCFE).

Brammer Engineering, Inc. of Shreveport, La. is the engineering manager of the gas exploration project in eastern Calcasieu Parish, Louisiana and is managing drilling operations conducted by Grey Wolf, Inc  (AMEX: GW) of Houston, TX for the initial test well.

Bontan will continue to release weekly reports during the drilling period, with other announcements as operational activities dictate and upon achieving target depth.

Bontan participated in the ValueRich small cap financial expo held at The Jacob K. Javits convention centre in New York City on September 14th and 15th. Bontan’s presentation can be viewed at  http://www.visualwebcaster.com/ValueRich/29304/day2.html

The ValueRich small cap financial expo was attended by over 400 buy-side financial professionals and was the only show which offers the opportunity to meet with multiple investment banking firms.

Bontan was among the 80 companies show-casing its business activities in the Expo.

About Bontan Corporation Inc.:

Bontan Corporation Inc. [OTCBB: BNTNF] is an international diversified natural resource company that operates and invests in major exploration prospects. Bontan currently has a 49% working interest in a gas exploration project in eastern Calcasieu Parish, Louisiana.

Through its wholly owned subsidiaries, Bontan seeks highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions. Bontan will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

For further information, please contact Kam Shah, CEO and CFO, at 416-860-0175. To find out more about Bontan Corporation Inc. (OTCBB: BNTNF), visit our website at www.bontancorporation.com.

For Media Relations, contact John Robinson at Current Capital Corp. at 416-860-0211 or 1-877-859-5200

No regulatory authority has approved nor disapproved the content of this release.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). In particular, when used in the preceding discussion, the words "plans", "confident that", "believe", "expect", or "intend to", and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Act and are subject to the safe harbor created by the Act. Such statements are subject to certain risks and uncertainties and actual results could differ materially from those expressed in any of the forward-looking statements.